Exhibit 99.1

For Immediate Release

BESRA FEASIBILITY DRILLING DELIVERS A 42% RESOURCE INCREASE AT JUGAN HILL, AND 9.4% OVERALL INCREASE AT THE BAU GOLDFIELD

Toronto, 3 December 2012 – BESRA (TSX: BEZ) (ASX: BEZ) (OTCQX: BSRAF) recently completed 76-hole drill programme at the Company’s Bau property in East Malaysia has substantially increased the gold resource at the Company’s Jugan Hill Gold Deposit. .

John Seton, CEO comments: “ Besra has increased the total gold resource at Jugan Hill by 42%. This represents an increase of 284,900 ounces over the previous resource estimate and confirms the Company’s confidence that Jugan Hill and indeed the world class Bau Goldfield will continue to deliver additional resource ounces with further exploration. Upon the completion of this drill programme, the Resource Estimate for the Bau Goldfield has been expanded by 9.4% including  (Measured & Indicated – 21,285,300 tonne @ 1.64 g/t Au for 1,124,900 ounces and Inferred – 50,206,400 tonne @ 1.35 g/t Au for 2,181,600 ounces. Metallurgical test work has yielded positive results on a pressure oxidation system; however, Besra continues to investigate other viable alternatives.  The feasibility study is due for completion at the end of June 2013”.

JUGAN HILL HIGHLIGHTS:

●	Measured and Indicated resources increase to 17,911,300 tonne @ 1.51 g/t Au for 870,500 ounces; Inferred resource increases to 1,774,000 tonne @ 1.57 g/t Au for 89,800 ounces.

●	These results are based on recently completed drilling totalling 17,395.4 metres in 76 holes.

●	Assay samples processed by SGS Mineral Services.

JUGAN HILL GOLD DEPOSIT – RESOURCE UPGRADE

Besra has recently completed a resource update at its Jugan Hill Gold Deposit that substantially increases the total gold ounces.  Measured, indicated, and inferred resource categories are as shown in the following table.

Category	Tonnes	Au Grade	Ounces	Previous	Increase
Measured	3,405,600	1.52	166,900	158,500	8,400
Indicated	14,505,700	1.51	703,600	500,600	203,000
Measured + Indicated	17,911,300	1.51	870,500	659,100	211,400
Inferred	1,774,000	1.57	89,800	16,300	73,500

The estimate was completed using ordinary kriging and applying a lower-cut  of 0.5g/t gold. No top-cut was applied.

This resource upgrade and expansion is based on recently completed drilling of 17,395.4 metres in 76 holes since October 2011 as part of the ongoing Bau feasibility study.The Jugan Hill deposit remains open at depth and along strike in both directions.

With these new resources, the total NI43-101/JORC Bau Goldfield global resource is: 1,124,900 ounces measured and indicated and 2,181,600 ounces inferred (see the updated table below):

			Cutoff	Tonnes	Grade	Ounces
Sector	Deposit	Category	(g/t)	(t)	(g/t)	(ozs)
		Measured	0.5	3,405,600	1.52	166,900
Jugan	Jugan	Indicated	0.5	14,505,700	1.51	703,600
		Inferred	0.5	651,400	1.57	89,800
		Indicated	0.5	1,857,000	2.02	120,400
	BukitYoung-Krian
		Inferred	0.5	3,328,000	1.51	161,800
Bekajang-	Bekajang South	Inferred	0.5	2,294,000	1.60	117,700
Krian	Bekajang North	Inferred	0.5	1,250,000	2.33	93,800
	Karang Bila	Inferred	0.5	628,000	2.50	50,400
	Tailings	Inferred	0.5	3,138,000	1.00	100,400
		Indicated	0.5	1,148,000	2.23	82,200
	Taiton A
		Inferred	0.5	690,000	1.37	30,500
		Indicated	0.5	133,000	2.83	12,100
	Tabai (Open Pit)
		Inferred	0.5	75,000	1.74	4,200
Taiton		Indicated	2.0	236,000	5.23	39,700
	Tabai (Underground)
		Inferred	2.0	40,000	4.67	6,000
	Taiton B	Inferred	0.5	1,848,000	1.56	92,900
	Umbut	Inferred	0.5	690,000	2.26	50,200
	Overhead Tunnel	Inferred	2.0	76,000	3.36	8,200
Sirenggok	Sirenggok	Inferred	0.5	8,346,000	1.14	307,000
	Pejiru-Bogag	Inferred	0.5	11,800,000	1.10	418,100
	Pejiru Extension	Inferred	0.5	7,053,000	1.14	257,400
Pejiru
	Kapor	Inferred	0.5	4,849,000	1.59	248,300
	Boring	Inferred	0.5	2,096,000	1.10	74,000
	Bukit Sarin	Inferred	0.5	1,110,000	1.27	45,500
Say Seng
	Say Seng	Inferred	0.5	244,000	3.24	25,400
Measured				3,405,600	1.52	166,900
Indicated				17,879,700	1.67	958,000
Measured + Indicated				21,285,300	1.64	1,124,900
Inferred				50,206,400	1.35	2,181,600

BAU PROJECT BACKGROUND

Besra has been aggressively exploring the seventeen kilometer long Bau Central gold trend since first acquiring the property in 2009.

The Bau gold trend contains thirty-four known gold prospects, at various stages of exploration advancement. The current JORC/NI43-101 global resource stands at 1,124,900 oz Au “ measured and indicated” (21,285,300 tonne @ 1.64g/t Au) and 2,181,600 oz “ Inferred”  (50,206,400 tonne @ 1.35 g/t Au). Ongoing geological, geophysical, geochemical and drilling programmes are in progress to further expand and upgrade this resource.

The Bau property is a brown-field project, spread over a large geographic area, in which the Company is in consortium with a Malaysian company with material Bumiputra interest  that owns rights to consolidated mining tenements covering much of the historic  goldfield .

The Bau Goldfield has been intermittently mined since the mid-19th Century. Historic production is estimated at >3-4M oz gold. The most recent was the Tai Parit mine, which closed in 1996 after producing 1.2M oz gold from a single open-pit averaging 7g/t Au.

The Bau Goldfield lies within the Borneo metalliferous belt, which contains several other important gold and gold-copper mining camps, including: Kelian, Mamut and Mt Muro.

The geology and mineralization of the Bau Goldfield have been compared with that of the Carlin District of Nevada, USA (cumulative production > 60M oz).

The goldfield has previously been explored by a number of companies, including Menzies Gold NL, Cameco, Gencor, and RGC, but this is the first time that detailed and systematic exploration has been conducted using modern exploration techniques over the whole goldfield for a sustained period.

Besra is a diversified gold company, focused on four advanced properties in SE Asia, including: the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son gold mines in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold production capacity in Vietnam over the next two years and is projecting new production capacity from Bau Central during late 2015 (start up and production forecasts will depend on the result of the current Jugan feasibility, which is scheduled for completion June 2013).  The company also contemplates a substantial increase of its attributed gold resources through the exploration of advanced properties having demonstrably large upside potential.

BESRA GOLD INC.

John A.G. Seton
Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President Investor Relations
T: (416) 572-2525
F: (416) 572-4202
TF: 1-888-902-5522
TF: 800-308 - 602 (Australia)

info@besra.com
www.besra.com

The technical information in this press release has been prepared under the supervision of Mr. Rod Murfitt who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM), a “ Competent Person” , as defined in the 2004 Edition of the “  Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve”  and a “  Qualified Person”  as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators. Mr. Murfitt is a full-time consultant to the Company and is not “  independent”  within the meaning of National Instrument 43-101. Mr. Murfitt consents to the inclusion in this press release of the technical information, in the form, and context in which it appears.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.